Form 603

Corporations Act 2001

Section 671B

Notice of initial substantial holder

To  Company Name/Scheme

Novogen Limited

ACN/ARSN

37 063 259 754

1. Details of substantial holder (1)

Name

Andrew Heaton

ACN/ARSN (if applicable)

The holder became a substantial holder on

13 February 2013

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)

Number of securities

Person's votes (5)

Voting power (6)

Ordinary Shares

7,600,400

7,600,400

6.47%

3. Details of relevant interests

The  nature  of  the  relevant  interest  the  substantial  holder  or  an  associate  had  in  the  following  voting  securities  on  the  date  the  substantial holder became a substantial holder are as follows:

Holder of relevant interest

Nature of relevant interest (7)

Class and number of securities

Andrew Heaton

Direct Holding

Ordinary – 7,600,400

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant

Registered holder of

Person entitled to be

Class and number of securities

interest

securities

registered as holder (8)

Andrew Heaton

Direct Holding

Ordinary –

7,600,400

Andrew Heaton

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant

Date of acquisition

Consideration (9)

Class and number of

interest

securities

Cash

Non-cash

Consideration for

Andrew Heaton

13/02/2012

Triaxial

Ordinary –

Pharamaceutical

7,600,400

P/L

Share

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)

Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name

Address

Andrew Heaton

Level 1, 1-7 Waterloo Road, North Ryde NSW 2113

Signature

print name

Andrew Heaton

capacity

Self

sign here

date

13 February 2013

DIRECTIONS

(1)     If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group,

with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2)     See the definition of "associate" in section 9 of the Corporations Act 2001.

(3)     See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4)     The voting shares of a company constitute one class unless divided into separate classes.

(5)     The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6)     The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7)     Include details of:

(a)

any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details  of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)

any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8)     If the substantial holder is unable to determine the identity of the person ( eg. if the relevant interest arises because of an option) write

"unknown".

(9)     Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.